UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 20, 2016

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP S.A. ANNOUNCES TERMINATION OF CASH TENDER OFFER FOR 7.375% SENIOR GUARANTEED NOTES DUE 2017 OF TAM CAPITAL INC. AND 8.375% SENIOR GUARANTEED NOTES DUE 2021 OF TAM CAPITAL 3 INC.

Santiago, Chile, October 20, 2016 - LATAM Airlines Group S.A. (NYSE: LFL / IPSA: LAN), TAM Capital Inc., TAM Capital 3 Inc. and Citigroup Global Markets Inc., as offeror, announced today the termination of the previously announced offer to purchase for cash (the “Tender Offer”) up to U.S.$462,500,000 aggregate principal amount of TAM Capital Inc.’s 7.375% Senior Guaranteed Notes due 2017 (the “2017 Notes”) and TAM Capital 3 Inc.’s 8.375% Senior Guaranteed Notes due 2021 (the “2021 Notes” and, together with the 2017 Notes, the “Notes”). All Notes tendered in the Tender Offer will be returned promptly to the respective holders thereof without any action required on the part of the holders. No consideration will be paid in the Tender Offer for any tendered Notes.

The Tender Offer was subject to the conditions set forth in the Offer to Purchase, dated October 5, 2016, certain of which were not satisfied. This press release confirms the termination of the Tender Offer.

The Information and Tender Agent for the Tender Offer was Global Bondholder Services Corporation. To contact the Information and Tender Agent, banks and brokers may call collect (212) 430-3774, and others may call U.S. toll-free: (866) 470-3700. The Information and Tender Agent’s email is contact@gbsc-usa.com.

The sole Dealer Manager for the Tender Offer was Citigroup Global Markets Inc. Any questions or requests for assistance may be directed to the Dealer Manager at collect: (212) 723-6106 or U.S. toll-free: (800) 558-3745. In addition, holders may contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offer.

This notice does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor.

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Argentina, Chile, Colombia, Ecuador and Peru, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A., (TAM Airlines (Paraguay)) and Multiplus S.A.

This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 135 destinations in 23 countries and cargo services to about 138 destinations in 31 countries, with a fleet of 330 aircraft as of June 30, 2016. In total, LATAM Airlines Group S.A. has approximately 48,000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

InvestorRelations@latam.com

Tel: (56-2) 2565-8785

www.latamairlinesgroup.net